SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  ANGLOGOLD ASHANTI RESUMES EXPORTS OF GOLD FROM SIGUIRI

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No. 1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
14 July 2009
ANGLOGOLD ASHANTI RESUMES EXPORTS OF GOLD FROM SIGUIRI
Following good progress in discussions with the Government of Guinea in recent weeks, a temporary embargo on the export of gold was lifted at the end of June, allowing a month’s worth of production to be shipped from the country during the first week of July. Production at the Siguiri mine was uninterrupted during the period of the imposed gold export embargo.

The ongoing talks with the Government of Guinea centre on the nature and protocols of an environmental fund related to AngloGold Ashanti’s existing US$35 million provision for environmental rehabilitation of the Siguiri mine. The Company has agreed to the advanced payment of US$10 million to the Government of its existing provision, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of AngloGold Ashanti’s future environmental liabilities.

Siguiri produced 333,000 ounces of gold in the course of 2008 and 88,000 ounces in the first quarter of
2009, approximately 7% of group production. The Government of Guinea is a 15% shareholder in the operation.

ENDS
Media Contacts
Tel:
Mobile:
E-mail:
Alan Fine(Media) +27 (0) 11 637 6383 +27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27
March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent witten or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the“ Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 14, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary